TRIPP, LLC

Financial Statements

December 31, 2023 and 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

TABLE OF CONTENTS

18012 Sky Park Circle, Suite 100
Irvine, California 92614

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www.rjicpas.com

Report Of Independent Registered Accounting Firm

To the Members
Tripp, LLC
Anaheim, California

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Tripp, LLC (the Company) as of December 31, 2023 and 2022, and the related statements of operations, changes in members' equity, and cash flows for the years then ended and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations its and cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations. In addition, the Company has not achieved positive cash flows from operations and is not able to finance day to day activities through operations. These events raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant

estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Ramirez Jimenez International CPAs

We have served as the Company's auditors since 2023.

Irvine, California
July 15, 2024
PCAOB ID 820

TRIPP, LLC
Balance Sheets
December 31, 2023 and 2022

	2023	2022
ASSETS		
Current assets:		
Cash	$ 192,389	$ 343,018
Accounts receivable, net	43,724	454,535
Inventories, net	440,272	190,632
Total current assets	676,385	988,185
Security deposits	73,000	20,400
Right of use assets, net	2,282,498	-
Property and equipment, net	978,146	406,059
Total assets	$ 4,010,029	$ 1,414,644
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable	$ 295,100	$ 238,836
Accrued expenses	187,061	82,330
Current portion of operating lease liability	228,600	-
Current portion of notes payable	775,739	-
Total current liabilities	1,486,500	321,166
Operating lease liability, net of current portion	2,225,646	-
Total liabilities	3,712,146	321,166
Commitments and contingencies (note 8)		
Subsequent events (note 9)		
Members' equity:		
Member loans payable	-	282,446
Membership units	4,309,650	2,132,030
Accumulated deficit	(4,011,767)	(1,320,998)
Total members' equity	297,883	1,093,478
Total liabilities and members’ equity	$ 4,010,029	$ 1,414,644

The accompanying notes are an integral part of these financial statements

TRIPP, LLC
Statements of Operations
For the Years Ended December 31, 2023 and 2022

	2023	2022
Revenues, net	$ 8,771,396	$ 4,175,833
Cost of goods sold	2,917,633	1,235,027
Gross margin	5,853,763	2,940,806
Operating expenses:		
Salaries and wages	2,069,180	1,294,040
Depreciation	217,904	56,684
General and administrative expense	6,110,443	2,419,581
Total operating expenses	8,397,527	3,770,305
Loss from operations	(2,543,764)	(829,499)
Other income (expense):		
Other income	17,251	10,302
Interest expense	(157,456)	-
Total other income (expense)	(140,205)	10,302
Net loss before tax expense	(2,683,969)	(819,197)
Income tax expense	(6,800)	-
Net loss	$ (2,690,769)	$ (819,197)

The accompanying notes are an integral part of these financial statements

TRIPP, LLC
Statements of Changes in Members' Equity
For the Years Ended December 31, 2023 and 2022

	Membership Units		Member	Accumulated	Total Members'
	Units	Amount	Loans Payable	Deficit	Equity
Balance, January 1, 2022	115,777	$ 500,000	$ 282,446	$ (501,801)	$ 280,645
Issuance of member units	2,688	1,632,030	-	-	1,632,030
Net loss	-	-	-	(819,197)	(819,197)
Balance, December 31, 2022	118,465	$ 2,132,030	$ 282,446	$ (1,320,998)	$ 1,093,478
Issuance of member units	8,620	1,450,000	-	-	1,450,000
Issuance of member loans	-	-	445,174	-	445,174
Members loan conversion	9,478	727,620	(727,620)	-	-
Net loss	-	-	-	(2,690,769)	(2,690,769)
Balance, December 31, 2023	136,563	$ 4,309,650	$ -	$ (4,011,767)	$ 297,883

The accompanying notes are an integral part of these financial statements

TRIPP, LLC
Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities:		
Net loss	$ (2,690,769)	$ (819,197)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	217,694	56,684
Provision for expected credit losses	703,562	-
Changes in operating assets and liabilities:		
Accounts receivable	(292,751)	(434,829)
Inventories	(249,640)	(148,526)
Security deposits	(52,600)	-
Change in operating lease liability	171,748	-
Accounts payable	56,264	221,403
Accrued expenses	104,731	82,325
Net cash used in operating activities	(2,031,761)	(1,042,140)
Cash flows from investing activities:		
Purchase of property and equipment	(789,781)	(288,760)
Net cash used in investing activities	(789,781)	(288,760)
Cash flows from financing activities:		
Proceeds from issuance of notes payable	1,939,846	-
Repayments of notes payable	(1,164,107)	-
Proceeds from issuance of member loans	445,174	-
Proceeds from issuance of member units	1,450,000	1,632,030
Net cash provided by financing activities	2,670,913	1,632,030
Increase (decrease) in cash	(150,629)	301,130
Cash, beginning of period	$ 343,018	$ 41,888
Cash, end of period	$ 192,389	$ 343,018
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 142,256	$ -
Income taxes	$ 6,800	$ -
Supplemental non-cash investing and financing activities:		
Conversion of member loans payable to member units	$ 727,620	$ -
New operating right-of-use asset added	$ 2,471,531	$ -
New operating lease liability added	$ 2,471,531	$ -

The accompanying notes are an integral part of these financial statements

TRIPP, LLC
Notes to the Financial Statements
December 31, 2023 and 2022

1. GENERAL

Company Overview

TRIPP, LLC, (Mushroom Supplies or the Company) is engaged in the manufacturing, marketing and sale of mushroom growing supplies. The Company was organized in May 2021 in Nevada, and its main operating facilities are located in Westminster, California.

Liquidity and Going Concern

These financial statements have been prepared on the assumption that the Company will continue as a going concern for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of business. The Company has not experienced substantial operations, revenue, and cash flows to sustain its operations. In addition, the Company recorded a net loss of $2,690,769 and used cash in operations in the amount of $2,031,761 during the year ended December 31 ,2023. As of December 31, 2023, the Company has an accumulated deficit of $4,011,767. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations, generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Accounting Estimates and Judgements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Although estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash

The Company maintains its cash balances at various financial institutions. The balances at these financial institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, cash balances may be in excess of the insured limit.

The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its cash. As of December 31, 2023 and 2022, the Company's bank balances are within FDIC insured amounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

The Company extends non-interest-bearing trade credit to its customers in the ordinary course of business which is not collateralized. Accounts receivables are shown on the face of the balance sheets, net of an expected credit loss. The Company analyzes the aging of accounts receivable, historical credit losses, customer creditworthiness and current economic trends, in determining the expected credit loss. The Company does not accrue interest on past due accounts receivable and has recorded an allowance for expected credit losses of approximately $734,000 as of December 31, 2023.

Fair Value Measurements

Assets and liabilities recorded at fair value in the accompanying financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* the Company is required to classify certain assets and liabilities based on the following fair value hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities. This includes instruments that are primarily valued using valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. This is comprised of instruments whose fair value is estimated based on a market approach using alternate techniques or internally developed models using significant inputs that are generally less readily observable because of limited market activity or little transparency.

FASB ASC 820 requires the use of observable market data if such data is available without undue cost and effort.

The carrying amounts reported as of December 31, 2023 for cash, accounts receivable, inventories, prepaid expenses, accounts payable, and accrued expenses approximate their fair values due to the short-term nature of these instruments, or are based on interest rates available to the Company that are comparable to the current market rates. The estimated fair value of the Company's notes payable approximates its carrying value as the rate on these notes are based on interest rates available to the Company that are comparable to the current market rates.

Revenue

The Company derives its revenue primarily from retail product sales. The Company determines revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligation(s) in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligation(s) in the contract; (5) recognition of revenue when, or as, the performance obligation is satisfied.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue (continued)

The Company's performance obligations consist solely of product sold to retail customers. Revenue from product sales is recognized upon transfer of control of promised products to customers in an amount that reflects the consideration the Company expects to receive in exchange for these products. Revenue is recognized, net of returns and any taxes collected from customers.

Inventories

Inventories are stated at the lower of cost and net realizable value. Finished goods consist of the following costs: raw materials, direct and indirect labor and the applicable share of manufacturing overhead. Net realizable value is estimated based on the amount at which inventories are expected to be sold, taking into account estimated costs necessary to make the sale. Inventory values are determined on a first-in, first-out basis.

Property and Equipment

Property and Equipment are recorded at cost, net of accumulated depreciation and impairment charges, and are depreciated on a straight-line basis over estimated useful lives of the various classes of property, as follows:

Leasehold improvements	lesser of 15 years or term of lease
Machinery and equipment	5 years
Vehicles	5 years

Impairment of Assets

The Company's management assesses the recoverability of its long-lived assets upon the occurrence of a triggering event by estimating whether the carrying values of long-lived assets can be recovered over their remaining lives through projected undiscounted future cash flows. The amount of long-lived asset impairment, if any, is measured based on fair value and is charged to operations in the period in which long-lived asset impairment is determined by management. At December 31, 2023, the Company's management believes there is no impairment of its long-lived assets. There can be no assurance, however, that market conditions will not change or that demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Income Taxes

The Company as a limited liability is not subject to Federal income tax because its income is taxed directly to its members; therefore, no Federal tax provision has been recorded. The Company is subject to California State income tax expense. The Company's Income tax returns remain subject to examination for the years 2021 through 2023 for Federal and State purposes.

ASC 740, *Income Taxes,* also provides guidance on the accounting for uncertain tax positions recognized in a Company's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740, *Income Taxes*, also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company's policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There are no amounts accrued for penalties or interest as of or during the years ended December 31, 2023 or 2022, respectively. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Leases

At the inception of a contract, the Company assesses if the agreement is or contains a lease arrangement. A lease arrangement exists if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and operating lease liability with respect to all lease arrangements with a lease term greater than twelve months. Leases with a term of twelve months or less, or leases of low-value assets are recognized on a straight-line basis as an expense in the statement of operations when performance relating to those expenses has occurred. Low-value assets comprise primarily small equipment.

Right-of-use Asset

A right-of-use asset is measured at the amount of the initial lease obligation and adjusted for any lease payments made at or before the commencement date of the lease less any incentives, initial direct costs, or the estimate of costs to restore the right-of-use asset at the conclusion of the lease term. They are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated on a straight-line basis over the shorter of the useful life of the underlying asset or the lease term. If it is reasonably certain at the commencement of the lease arrangement that the Company will exercise its purchase option or otherwise obtain ownership of the underlying asset at the end of the lease term, the right- of-use asset is depreciated over the useful life of the underlying asset.

Operating Lease Liability

The Company measures its lease obligation as the present value of the outstanding lease payments, discounted using the interest rate implicit in the lease and the term of the contract adjusted for reasonably certain renewal or termination options. If the interest rate implicit in the lease is not readily available, the payments are discounted using the Company's incremental borrowing rate. Lease payments are recognized as reductions to the carrying amount of the lease obligation.

Lease obligations are initially measured at the net present value of the following lease payments:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable;
- variable lease payment that are based on an index or a rate;
- amounts expected to be payable under residual value guarantees;
- the exercise price of a purchase option if the Company is reasonably certain to exercise that option; and

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

- payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

The Company remeasures the lease obligation and right-of-use asset as a result of material modifications to a lease arrangement.

Recent accounting pronouncements

In March 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-01, *Leases (Topic 842): Common Control Arrangements*. This ASU clarifies leasing transactions among entities under common control, emphasizing the use of written terms for lease existence and classification. It is effective for public business entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently evaluating how this will impact its financial statements and disclosures.

In March 2023, the FASB issued ASU 2023-03, which amends various SEC paragraphs in the Accounting Standards Codification. This includes amendments to Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718). The amendments are in response to SEC Staff Accounting Bulletin No. 120 and other SEC staff announcements and guidance. This ASU does not introduce new guidance and therefore does not have a specified transition or effective date. However, for smaller reporting companies, the ASU is effective for fiscal years beginning after December 15, 2023. The Company is currently evaluating how this ASU will impact its financial statements and disclosures.

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. This ASU introduces changes to the disclosure requirements, aligning them more closely with the SEC's initiatives for simplification and update. It specifically addresses various amendments in the FASB Accounting Standards Codification in response to the SEC's drive for clearer and more streamlined disclosures. This ASU is effective for public business entities classified as smaller reporting companies for fiscal years beginning after December 15, 2023. The Company is currently evaluating how this ASU will impact its financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU enhances the transparency and decision usefulness of income tax disclosures. It is designed to provide more detailed information about an entity's income tax expenses, liabilities, and deferred tax items, potentially affecting how companies report and disclose their income tax-related information. The ASU is effective for public business entities for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. The Company is currently evaluating how this ASU will impact its financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting* (Topic 280): *Improvements to Reportable Segment Disclosures*. ASU 2023-07 requires companies to disclose significant segment expenses, and becomes effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating how this ASU will impact its financial statements and disclosures.

3. INVENTORIES

As of December 31, 2023 and 2022, inventory consisted of the following:

	2023	2022
Raw materials	$ 190,002	$ 123,379
Finished goods	250,270	67,253
Total	$ 440,272	$ 190,632

4. RIGHT-OF-USE ASSET AND OPERATING LEASE LIABILITY

As of December 31, 2023 and 2022, right-of-use asset and lease liability consisted of the following:

	2023	2022
Right-of-use asset	$ 2,471,531	$ -
Right-of-use asset amortization	(189,033)	-
Right-of-use asset, net	$ 2,282,498	$ -
Operating lease liability as of January 1, 2023	$ -	$ -
New lease liability in 2023	2,471,531	-
Lease payments made	(383,854)	-
Interest expense on operating lease liability	366,569	-
	2,454,246	-
Less: current portion	(228,600)	-
Long term operating lease liability as of December 31, 2023	$ 2,225,646	$ -

The Company has a non-cancellable operating lease liability for a warehouse expiring in 2030. Lease expense totaled approximately $556,000 for the year ended December 31, 2023, and is included in general and administrative expenses on the accompanying 2023 statement of operations.

As of December 31, 2023 the weighted average discount rate was 16% and the weighted average remaining lease term was 6.33 years.

4. RIGHT-OF-USE ASSET AND LEASE LIABILITY (CONTINUED)

Total future operating lease liability commitments for the above non-cancellable lease as of December 31, 2023 is as follows:

For the year ending December 31:		
2024	$	561,072
2025		586,320
2026		612,704
2027		640,276
2028		669,088
Thereafter		940,997
		4,010,457
Less: amount representing interest		(1,556,211)
Present value of operating lease liability		2,454,246
Less: current portion		(228,600)
Operating lease liability, net of current portion	$	2,225,646

5. PROPERTY AND EQUIPMENT

As of December 31, 2023 and 2022, property and equipment consisted of the following:

	2023		2022	
Machinery and equipment	$	911,241	$	254,016
Vehicles		76,043		55,440
Leasehold improvements		276,559		164,396
Accumulated depreciation		(285,697)		(67,793)
Total	$	978,146	$	406,059

Depreciation expense for the years ended December 31, 2023 and December 31, 2022 was $217,904 and $56,684 respectively.

6. ACCRUED EXPENSES

As of December 31, 2023 and 2022, accrued expenses consisted of the following:

	2023		2022	
Accrued payroll	$	92,490	$	-
Accrued sales tax		40,290		37,849
Accrued other		54,281		44,481
Total	$	187,061	$	82,330

7. NOTES PAYABLE

Notes payable as of December 31, 2023 and 2022 consist of the following:

	2023	2022
Two note payables to a financial institution, due in monthly installments of principal and interest ranging from $43,251 to $46,885, interest rates of 13%, and maturity dates ranging from January 2024 to March 2024.	$ 231,018	$ -
Note payable to a financial institution, due in variable monthly installments of principal and interest calculated at 8% of sales, interest rate of 18%, and maturity date of March 2024.	108,912	-
Note payable to a financial institution, due in monthly installments of principal of $30,715, interest rate of 20%, and maturity date of October 2024.	129,601	-
Two note payables to a financial institution, due in variable monthly installments of principal and interest calculated at 17% of sales, interest rates ranging from 10% to 16%, and maturity dates ranging from March 2024 to August 2024.	209,287	-
Two note payables to a financial institution, due in monthly installments of principal and interest ranging from $781 to $6,250, interest rates ranging from 11% to 12%, and maturity dates ranging from August 2024 to September 2024.	96,921	-
	775,739	-
Less: current portion	(775,739)	-
Long-term debt, net of current portion	$ -	$ -

8. COMMITMENTS AND CONTINGENCIES

Legal proceedings

The Company may be involved in various disputes, claims, liens and litigation matters arising in the normal course of business. While the outcome of these disputes, claims, liens and litigation matters cannot be predicted with certainty, management, after consulting legal counsel, does not believe that the outcome of these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2023 through July 15, 2024, the date at which the financial statements were available to be issued. Based upon its evaluation, management has determined that no material subsequent events have occurred that would require recognition in the accompanying financial statements or disclosure in the notes thereto, except as follows:

In March 2024, the Company raised $600,000 of capital through the issuance of member units.